SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 93430 / October 26, 2021

Admin. Proc. File No. 3-20324

In the Matter of

CREATIVE WASTE SOLUTIONS, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of the company's securities.

APPEARANCES:

Christopher Bruckmann and *Gina Joyce* for the Division of Enforcement.

Respondent Creative Waste Solutions, Inc. (CIK No. 1385329; Ticker CWSS) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that it did not file required periodic reports.[1] Respondent again failed to respond to an order to show cause why it should not be found in default.[2] We now find Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On May 20, 2021, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *Creative Waste Sols., Inc..*, Exchange Act Release No. 91956, 2021 WL 2035402 (May 20, 2021).

[2]   *Creative Waste Sols., Inc.*, Exchange Act Release No. 92438, 2021 WL 3056896 (July 19, 2021).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it has repeatedly failed to meet its obligations to file timely periodic reports. The OIP further alleges that Respondent also failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letter.

Specifically, the OIP alleges that Respondent is a Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2019, which reported a net loss of $47,255 for the prior three months. The OIP also alleges that, as of April 13, 2021, the common stock of Respondent was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets"), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

B.   Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP, but did not answer it. Notwithstanding its failure to file an answer, on July 12, 2021, Respondent filed a Form 10-K for the reporting period ending September 30, 2019—one of the delinquent reports identified in the OIP.[11]

On July 19, 2021, more than ten days after service of the OIP on Respondent, it was ordered to show cause by August 2, 2021, why the registration of its securities should not be revoked by default due to its failure to file an answer and to otherwise defend this proceeding.[12] Respondent was warned that, despite the July 12, 2021 filing of the Form 10-K, if it "fail[ed] to respond to th[e] order to show cause, it may be deemed in default, the proceeding may be determined against it, and the registration of its securities may be revoked."

Respondent did not subsequently answer the OIP or respond to the show cause order. Instead, on July 30, 2021, Respondent filed Forms 10-Q for the reporting periods ending December 31, 2019, March 31, 2020, and June 30, 2020—all reports that were delinquent at the

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[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]   We take official notice of Respondent's EDGAR filings. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Advanced Life Scis.*, 2017 WL 3214455, at *1 n.4 ("We take official notice of EDGAR filings pursuant to Rule of Practice 323.").

[12]   *See supra* note 2.

time of the OIP. As of the date of this opinion, Respondent has not filed any reports addressing subsequent reporting periods. Three periodic reports that were delinquent at the time of the OIP—a Form 10-K for the reporting period ending September 30, 2020, and Forms 10-Q for the reporting periods ending December 31, 2020, and March 30, 2021—remain delinquent. And Respondent's Form 10-Q for the period ending June 30, 2021 has since become delinquent.

II.   Analysis

A.   We hold Respondent in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a).[13] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[14] Because Respondent has failed to answer, and has not responded to the order to show cause, we find it appropriate to deem Respondent in default and to deem the allegations of the OIP to be true.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[15] The Respondent is currently delinquent in filing four periodic reports, three of which were delinquent as of the date of the OIP—a Form 10-K for the reporting period ending September 30, 2020, and Forms 10-Q for the reporting periods ending December 31, 2020, and March 30, 2021.

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[16] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved,

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[13]   17 C.F.R. § 201.220(f).

[14]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[15]   *See supra* notes 4–8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[17]

Although these factors are nonexclusive, and no single factor is dispositive,[18] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[19]

Respondent's violations were recurrent in that it failed to file required annual and quarterly reports over multiple years.[20] These violations were serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[21] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[22] Respondent's "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[23] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence that it will be able to comply with the reporting requirements in the future or made any assurances against further violations.

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[17]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[18]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[19]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[20]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[21]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 19 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[22]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[23]   *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (ellipsis in original) (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

As noted above, Respondent has filed several of the reports that were delinquent at the time of the OIP. Despite these filings, revocation is warranted. As an initial matter, we note that three of the reports that were delinquent at the time of the OIP remain so, and now Respondent has also failed to file the periodic report for the reporting period ending June 30, 2021.[24]

In any case, a company's efforts to comply must be considered under the specific facts and circumstances of each case and weighed against the other factors discussed above.[25] We have held that revocation is necessary and appropriate in the public interest notwithstanding a company's "concerted efforts to avoid and correct its reporting failures" where the company "cannot credibly identify when it will become current on its reporting obligations."[26] One factor we consider in making this determination "'is whether the issuer is able to adhere to reasonable schedules that the issuer has proposed for the fulfillment of delinquent filing obligations.'"[27] Here, Respondent has chosen not to participate in this proceeding and has made no effort to identify when it will become current on its remaining reporting obligations. Respondent continues to be delinquent on additional quarterly and annual reports for 2020 and 2021. In the meantime, current and prospective investors remain deprived of the ability "to make informed investment decisions based on current and reliable information."[28]

Under these circumstances, a sanction other than revocation would fail to protect the public from an issuer like Respondent that "'fail[s] to file periodic reports when due over an extended period of time' and 'make[s] last minute filings' only after becoming the subject of Exchange Act Section 12(j) proceedings."[29] "Such conduct prolongs 'indefinitely the period during which public investors [are] without accurate, complete, and timely reports,' significantly undermines Exchange Act[] reporting requirements, and must be" remedied.[30]

Here, because it has not appeared in this proceeding, Respondent has not provided any explanation for either its delinquencies or its failures fully to correct them and file all delinquent

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[24]   *See supra* note 11; *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[25]   *Impax Labs*, Exchange Act Release No. 57864, 2008 WL 2167956, at *11 (May 23, 2008).

[26]   *Id.*

[27]   *Calais Res.*, 2012 WL 2499349, at *7 (quoting *Am. Stellar Energy*, 2011 WL 2783483, at *5); *see also Gateway*, 2006 WL 1506286, at *6 & n.34 (noting, in support of revocation, that respondent had repeatedly "insisted that it intends to return to full compliance, yet its efforts repeatedly fall short").

[28]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2 & n.12 (citing *Impax*, 2008 WL 2167956, at *7).

[29]   *Calais Res.*, 2012 WL 2499349, at *7 (quoting *Nature's Sunshine*, 2009 WL 137145, at *8).

[30]   *Id.* (quoting *Am. Stellar Energy*, 2011 WL 2783483, at *7).

reports. "It would be contrary to the public interest to allow [Respondent] to continue to have its securities registered with the Commission when its conduct creates substantial reason to doubt that it will provide investors with timely, accurate, and material information in the future."[31]

Accordingly, each of the factors we analyze favors revocation. Respondent has failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, ROISMAN, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

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[31] *Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *8 (Apr. 4, 2014).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 93430 / October 26, 2021

Admin. Proc. File No. 3-20324

In the Matter of

CREATIVE WASTE SOLUTIONS, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Creative Waste Solutions, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of October 27, 2021.

By the Commission.

Vanessa A. Countryman
Secretary